

Mail Stop 4546

November 10, 2016

Carsten Loelke
Chief Executive Officer
YiLoLife Inc.
201 s. 36th Street
Phoenix, Arizona 85034

>   **Re: YiLoLife Inc.**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed October 28, 2016**
>   **File No. 024-10579**

Dear Mr. Loelke:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Results of Operations
Revenues, page 34

1.   Please revise the table of accrual based revenues for your subsidiaries to provide similar information related to the September 30, 2016 and comparative periods as well as an explanation for the increase/decrease, as applicable, in revenues for each subsidiary.

Critical Accounting Policies
Accounts Receivable, page 36

2.   Please update the table for the aggregate cash collections from NRC to your subsidiaries through September 30, 2016.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at (202) 551-3627 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544, Erin Jaskot at (202) 551-3442, or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: W. Scott Lawler, Esq.